EXHIBIT 99.1

Titan Mining Reports 146% Growth in Nine-Month Adjusted EBITDA to $19.8 Million and Advances U.S. Critical Minerals Strategy

GOUVERNEUR, N.Y., Nov. 12, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI) (“Titan” or the “Company”), a U.S.-focused critical minerals producer and developer, today reported its financial and operating results for the third quarter ended September 30, 2026.

Q3 2026 HIGHLIGHTS(1)(2)

Operating and Financial Performance:

  Revenue: $22.6 million, up 35% from $16.8 million in Q3 2025. Nine-month revenue reached $67.9 million, up 38% year-over-year.
  Adjusted EBITDA: $6.2 million, up 111% from $2.9 million in Q3 2025. Nine-month Adjusted EBITDA was $19.8 million, up 146% year-over-year.
  Zinc production: 13.7 million payable pounds, reflecting temporary maintenance-driven production delays and lower feed grade. Higher production is expected in Q4 2026 as mining advances to the next level of the New Fold zone and pillar recovery begins in Mud Pond Apron and Lower Mahler.
  Cash costs: C1 cash cost of $1.13/lb and AISC of $1.27/lb, reflecting lower quarterly production and planned sustaining capital investment.
  Cash flow: Operating cash flow of $3.5 million in Q3 2026.
  Balance sheet: Net debt declined 54% year-over-year to $11.6 million, compared with $25.1 million at September 30, 2025. Titan ended the quarter with $16.8 million in cash (in addition to $4.8 million of margin deposits for zinc forward sales) and $28.6 million in available liquidity, providing financial flexibility to support ongoing operations and advance its critical minerals growth initiatives.
  Guidance reaffirmed: 2026 zinc production of 62–66 million payable pounds, C1 cash cost of $0.93–1.01/lb and AISC of $1.07–1.17/lb.

Strategic and Corporate Developments:

  U.S. Army commercial framework: On October 7, 2026, Titan's subsidiary Empire State Mines, LLC executed a term sheet with the U.S. Department of the Army setting out the principal commercial terms of an Enhanced Use Lease for a proposed commercial-scale graphite processing facility at Anniston Army Depot, Alabama.
  Kilbourne on schedule: Titan continues to advance its planned 40,000-tonne-per-year Kilbourne natural graphite project, with the Feasibility Study targeted for release in early 2027. Federal FAST-41 and state permitting activities remain on schedule, while discussions with EXIM continue regarding potential financing of up to $120 million. In parallel, Titan is expanding the capabilities of its graphite demonstration facility to support product qualification and commercial engagement with prospective customers.
  Graphite processing upgrade: A fourth stirred media mill is being added to the graphite demonstration facility to enable single-pass production of flake graphite concentrate exceeding 95% carbon purity. Additional customer contract negotiations are underway.
  Germanium: Work continues to optimize recovery parameters at an independent laboratory in Kingston and define feed specifications for germanium concentrate sales to Teck's Trail Operations, the only commercial-scale germanium recovery facility in North America. Titan is now defining the volume and grade of germanium in its active underground zinc orebodies as well as the #4 and Edwards tailings facilities.

(1) All amounts are in U.S. dollars unless otherwise indicated. Totals may not add due to rounding.

(2) C1 cash cost, AISC, EBITDA, Adjusted EBITDA, net debt, and available liquidity are non-GAAP measures. These terms are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See "Non-GAAP Performance Measures" below.

Rita Adiani, President and CEO of Titan, commented:

“Titan delivered strong financial performance through the first nine months of 2026, with Adjusted EBITDA increasing 146% to $19.8 million and net debt improving 54% year-over-year. Despite maintenance-related impacts in the third quarter, we anticipate increased zinc production in Q4 and remain on track to achieve our full-year guidance.

At the same time, we are making meaningful progress in building a diversified U.S. critical minerals business. Our commercial framework with the U.S. Army represents a significant milestone in advancing domestic graphite processing, while Kilbourne and our germanium initiatives continue to progress. With a stronger balance sheet and $28.6 million in available liquidity, Titan is well positioned to execute its growth strategy and create long-term shareholder value."

TABLE 1 Operating and Financial Highlights(1)(2)

	Unit (US$)	Q3 2026	Q2 2026	Q1 2026(3)	9M 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Operating
Payable zinc produced	mlbs	13.67	17.49	14.17	45.33	18.74	14.64	15.51	15.37
Payable zinc sold	mlbs	13.73	17.19	13.96	44.89	18.74	13.81	16.04	15.57
Average provisional zinc price	$/lb	1.74	1.57	1.47	1.59	1.43	1.29	1.20	1.29
C1 cash cost	$/lb	1.13	0.88	1.04	1.01	0.88	1.01	0.90	0.91
AISC	$/lb	1.27	0.96	1.06	1.09	0.96	1.13	0.90	0.96
Financial
Revenue	$'000	22,640	25,704	19,596	67,940	25,102	16,775	16,344	16,015
Net income (loss) before tax	$'000	(3,057)	6,063	(13,342)	(10,336)	(1,001)	80	539	354
Earnings (loss) per share, basic	$/sh	(0.03)	0.06	(0.14)	(0.11)	0.00	0.00	0.00	0.00
Adjusted EBITDA	$'000	6,166	9,564	4,062	19,792	8,224	2,926	2,569	2,541
Cash flow from operating activities before changes in non-cash working capital	$'000	1,062	4,878	1,904	7,844	6,664	2,147	2,363	2,690
Cash flow from operating activities after changes in non-cash working capital	$'000	3,474	261	(2,045)	1,690	5,530	5,023	1,819	203
Financial Position
Cash and cash equivalents	$'000	16,824	13,302	13,816	16,824	17,484	4,285	8,142	12,183
Net debt	$'000	11,648	12,793	12,855	11,648	8,680	25,061	24,247	23,054

(1) All amounts are in U.S. dollars unless otherwise indicated. Totals may not add due to rounding.

(2) C1 cash cost, AISC, Adjusted EBITDA and net debt are non-GAAP measures. See "Non-GAAP Performance Measures" below.

(3) C1 cash cost and AISC for Q1 2026 were revised to align with the definitions in the Non-GAAP Performance Measures section, increasing them by $0.06/lb and $0.05/lb respectively from the figures reported on May 12, 2026.

The Q3 2026 net loss before tax of $3.1 million reflects continued investment in Titan's graphite growth strategy, including $4.4 million of Kilbourne Feasibility Study costs and $0.7 million of graphite project expenses, as well as a $1.1 million non-cash loss on the fair value of warrants. Adjusted EBITDA, which excludes these items as well as depreciation, interest and stock-based compensation, was $6.2 million in the quarter.

ZINC OPERATIONS REVIEW

Mining in Q3 2026 focused on the Mahler, New Fold and Mud Pond Apron zones of the #4 mine. Titan mined 111,161 tons and milled 111,110 tons of ore at a feed grade of 7.5% zinc. Mill recovery remained strong at 96.1%, producing 13,431 tons of zinc concentrate at a grade of 59.9% zinc. Quarterly production was affected by temporary maintenance-driven delays and lower grades, as Mahler mining was on the edges of the ore model and New Fold reached the limit of its current mining level.

Grades are expected to improve in Q4 2026 as mining begins on the next level of New Fold and retreat pillar recovery starts in Mud Pond Apron and parts of Lower Mahler. Mining in the N2D zone is expected to restart in 2027. Capital development continued on the New Fold and Upper Mahler up-ramps.

Titan is investing in long-term reliability and productivity. Three major capital projects are expected to be completed in Q4 2026: the #4 production shaft rail replacement, rehabilitation of the #2 shaft secondary egress, and the rebuild of the mill's fine ore bin discharge chutes. A new mechanical bolter and a new 42-ton haul truck are expected to enter service in Q4 2026. Titan has also approved a production hoist upgrade, to be executed in Q1 2027, to further improve long-term hoisting reliability.

GRAPHITE UPDATE

Titan's graphite demonstration facility at Empire State Mines has produced natural flake graphite concentrate since January 2026. Shipments to potential customers for product qualification are continuing. In Q4 2026, the facility's grinding circuit is being upgraded with a new ball mill motor, variable frequency drive and gear reducer, and a fourth stirred media mill is being added. This will enable single-pass processing to a flake graphite concentrate exceeding 95% carbon purity. Installation and commissioning are expected to continue through November.

The Kilbourne Feasibility Study for the proposed 40,000 tonne-per-year graphite facility remains on track for completion in early 2027, with a final investment decision expected thereafter. Kilbourne is covered under the federal FAST-41 permitting framework, and key federal and state permitting milestones remain on schedule. Titan continues to work with EXIM to advance its expression of financing interest of up to $120 million under EXIM's "Make More in America" initiative toward a commitment. Graphite-related expenditures totaled $5.2 million in Q3 2026.

Titan advanced its strategy to establish an integrated domestic graphite supply chain through an agreement with the U.S. Department of the Army on the principal commercial terms for a proposed commercial-scale graphite processing facility at Anniston Army Depot, Alabama. The contemplated Enhanced Use Lease would provide a framework for accessing established federal industrial infrastructure, potentially supporting more efficient development of domestic graphite processing capacity.

EXPLORATION UPDATE

In Q3 2026, Titan completed 10,710 feet of underground drilling in 27 holes on the Midway, New Fold, Mahler Main and Mud Pond orebodies. Several holes intersected mineralization at Midway, between Lower Mahler and New Fold, and holes at New Fold returned favorable results. Surface drilling tested the regional Bend and Parish targets, and germanium evaluation continued across four zinc orebodies and the #4 and Edwards tailings facilities. Assay results are pending. An updated zinc life-of-mine plan is expected in Q1 2027.

Scientific and Technical Information

The scientific and technical information contained in this news release related to the Company’s exploration activities and zinc operations has been reviewed and approved by Matthew Melnyk, CPG #11540 (AIPG), Vice President Exploration and Geology of Titan, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101"). Mr. Melnyk is not independent of the Company.

The scientific and technical information contained in this news release related to the Company’s germanium and graphite development has been reviewed and approved by Oliver Peters, MSc., P.Eng., who is a Qualified Person as defined by NI 43-101. Mr. Peters is independent of the Company.

Refer to the Company’s technical report titled “Empire State Mines 2025 NI 43-101 Technical Report, Gouverneur, New York, USA” with an effective date of December 1, 2025, for additional information.

Non-GAAP Performance Measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 Cash Cost Per Payable Pound Sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-in Sustaining Costs

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

(US$'000, except per pound)	Three months ended September 30,			Nine months ended September 30,
	2026		2025	2026		2025
	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)	-	13.73	-	13.81	-	44.89	-	45.42
Cost of sales(1)	$13,618	$0.99	$12,188	$0.88	$39,484	$0.88	$37,059	$0.82
Smelting and refining costs	$1,895	$0.14	$1,752	$0.13	$5,676	$0.13	$5,388	$0.12
Total C1 cash cost	$15,513	$1.13	$13,940	$1.01	$45,160	$1.01	$42,447	$0.93
Sustaining capital expenditures	$1,910	$0.14	$1,663	$0.12	$3,674	$0.08	$2,410	$0.05
AISC	$17,423	$1.27	$15,603	$1.13	$48,834	$1.09	$44,857	$0.99

      (1) Cost of sales excluding depreciation and share-based compensation, as these items are non-cash in nature.

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral properties, plant and equipment (or total capital expenditures):

(US$'000)	Nine months ended September 30,
	2026	2025
Sustaining capital expenditures	$3,674	$2,410
Expansionary capital expenditures	1,798	6,840
Additions to mineral properties, plant and equipment	$5,472	$9,250

Available Liquidity

Available liquidity is calculated as the sum of cash and cash equivalents and undrawn debt facilities, net of exposure fees.

(US$'000)	As at September 30, 2026	As at December 31, 2025
Cash and cash equivalents	$16,824	$17,484
Undrawn portion of debt facilities	$12,519	$16,700
Less: exposure fees	(717)	(957)
Available liquidity	$28,626	$33,227

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

(US$'000)	As at September 30, 2026	As at December 31, 2025
Current portion of debt and related party loans	$9,414	$23,387
Non-current portion of debt and related party loans	19,058	2,777
Total debt	$28,472	$26,164
Less: Cash and cash equivalents	(16,824)	(17,484)
Net debt	$11,648	$8,680

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning prescribed by IFRS and may not be comparable to similarly titled measures used by other issuers. These measures should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. The Company presents EBITDA and Adjusted EBITDA because management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use these measures to evaluate the Company's operating performance and its ability to generate cash flows and service its debt obligations.

EBITDA is defined as net income (loss) before interest expense (net of interest income), income tax expense, depreciation, depletion, and amortization.

Adjusted EBITDA is defined as EBITDA further adjusted to exclude items that are significant in amount but not reflective of the underlying operating performance of the Company, including: (i) graphite project expenses; (ii) graphite feasibility study expenses; (iii) germanium project expenses; (iv) fair value changes on derivative-classified warrants (being the Special Warrants issued in December 2025 and the resulting Class A and Class B Warrants); (v) foreign exchange gains and losses; (vi) Special Warrant issuance costs; (vii) non-cash stock-based compensation expense; (viii) impairments; (ix) gains and losses on disposals of assets; and (x) non-cash gains and losses on loan modifications.

In particular, the Company excludes expenses related to the graphite demonstration facility, the graphite feasibility expenses and germanium project expenses because these adjustments relate to growth projects and are not indicative of the underlying operating performance. Additionally, fair value changes on derivative-classified warrants are excluded from Adjusted EBITDA because such adjustments are: (i) entirely non-cash; (ii) a mandatory consequence of IFRS accounting requirements applicable to equity instruments denominated in a currency other than the Company's Canadian dollar functional currency, rather than a reflection of any change in the Company's operating performance or financial condition; and (iii) not expected to affect the Company's future cash flows, as the amount of cash received or receivable by the Company in connection with these instruments is fixed at the original subscription price ($15 million) and, in the case of warrant exercises, at the fixed exercise prices of $3.04 per share (Class A) and $3.71 per share (Class B).

(US$'000)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net income (loss) before tax	$(3,057)	$80	$(10,336)	$973
Depreciation and depletion of mineral property, plant and equipment	1,278	1,037	3,571	4,084
Depreciation of right-of-use assets	34	23	74	57
Interest and other finance expenses	523	659	1,555	1,682
Interest income	(96)	(73)	(285)	(277)
Accretion expense	96	83	263	252
EBITDA	(1,222)	1,809	(5,158)	6,771
Graphite project expenses	734	880	2,510	880
Graphite feasibility study	4,436	-	9,727	-
Germanium project expenses	18	-	18	-
Stock-based compensation	285	252	733	457
Foreign exchange (gain) loss	812	(15)	366	(72)
Loss (gain) on fair value of derivative financial instruments	1,103	-	11,596	-
Adjusted EBITDA	$6,166	$2,926	$19,792	$8,036

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York State. Titan is also the United States' first end-to-end producer of natural flake graphite in 70 years and is advancing graphite and germanium initiatives to strengthen domestic critical minerals supply chains. The Company has also received support from the U.S. Export-Import Bank (EXIM) under its Make More in America Initiative. Titan’s goal is to deliver shareholder value through operational excellence, development, and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including statements regarding: Higher production is expected in Q4 2026 as mining advances to the next level of the New Fold zone and pillar recovery begins in Mud Pond Apron and Lower Mahler; a proposed commercial-scale graphite processing facility at Anniston Army Depot, Alabama; Titan continues to advance its planned 40,000-tonne-per-year Kilbourne natural graphite project, with the Feasibility Study targeted for release in early 2027; a proposed investment decision thereafter; Titan is well positioned to execute its growth strategy and create long-term shareholder value; three major capital projects are expected to be completed in Q4 2026: the #4 production shaft rail replacement, rehabilitation of the #2 shaft secondary egress, and the rebuild of the mill's fine ore bin discharge chutes; a new mechanical bolter and a new 42-ton haul truck are expected to enter service in Q4 2026; Titan has also approved a production hoist upgrade, to be executed in Q1 2027, to further improve long-term hoisting reliability; the contemplated Enhanced Use Lease would provide a framework for accessing established federal industrial infrastructure, potentially supporting more efficient development of domestic graphite processing capacity; and an updated zinc life-of-mine plan is expected in Q1 2027. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc, graphite and germanium; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks relating to changes in trade measures affecting graphite, including the absence of antidumping and countervailing duty orders on active anode material following the U.S. International Trade Commission’s negative determinations, and changes to Section 301 or other tariffs; risks that customer qualification programs are not completed successfully or that non-binding arrangements do not result in definitive agreements; reliance on a limited number of customers and on third-party processing capacity; risks associated with government contracting, Enhanced Use Leases and government-supported financing programs, including that the October 7, 2026 term sheet may not result in a definitive Enhanced Use Lease or construction and operation of the proposed graphite processing facility at Anniston Army Depot; risks that the Feasibility Study is delayed or its results do not support development, or that Board approval, permits or financing for a construction decision are not obtained; risks that germanium recovery testing does not establish a technically or economically viable commercial opportunity; risks that the Company does not achieve its 2026 production, cost or Adjusted EBITDA guidance, resume N2D zone operations, commission equipment or complete planned drilling on the anticipated timelines; risks that pending assay results do not meet expectations; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc, graphite and germanium; demand for graphite and germanium; exploration results; the ability to secure adequate financing (as needed); the continued availability of the EXIM facility and that the expression of interest of up to $120 million converts into committed financing; that the Kilbourne Feasibility Study will remain on schedule and produce results supporting development; that the Board will approve a construction decision and required permits and financing will be available on acceptable terms; the applicable Enhanced Use Lease opportunities will proceed and all required governmental approvals will be obtained; that customer qualification programs and commercial-scale processing will be completed successfully; that germanium recovery testing will support a technically and economically viable commercial opportunity; that planned operations, equipment commissioning, drilling and geotechnical work will proceed on schedule and pending assay results will support the Company’s exploration objectives; that production, costs, zinc prices and other operating and market conditions will support the Company’s 2026 guidance; the continuity of U.S. federal policy support for domestic critical minerals production; the availability of third-party processing capacity on commercially acceptable terms; the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.